Exhibit (a)(13)

Media Release

For Immediate Release

PacNet Confirms Independence of Board’s Recommendations

SINGAPORE, 9 July 2006 — Pacific Internet Limited (NASDAQ: PCNTF) (“PacNet”) today responded to a statement made by MediaRing Ltd that appears to question the independence of PacNet’s Board of Directors (the “Board”) and its recommendations to the PacNet shareholders on the voluntary conditional cash offer from MediaRing.

PacNet believes the statement may be inferred as casting doubt upon the integrity of the Board.

In a media release issued on 7 July 2006, MediaRing referenced the involvement of the nominee Directors from Vantage Corporation Ltd, PacNet’s largest shareholder, in the Board’s consideration of the MediaRing offer, and appeared to question the independence of the Board’s recommendation.

PacNet would like to highlight to its shareholders, the following key points:

•	A clear majority of PacNet’s Board is fully independent of Vantage Corporation. Four of the six Directors on PacNet’s Board are fully independent of Vantage Corporation. Any suggestion that Vantage Corporation has unduly influenced the Board’s recommendations is inaccurate.

•	Recommendations of PacNet’s Board were unanimous. The Board’s recommendations on both the original and revised MediaRing offer were unanimous, even when it made the recommendation for shareholders who take a short-term view of their investment to accept the revised offer.

•	Recommendations by PacNet’s Board were entirely consistent with the Independent Financial Advisor’s Fairness Opinion. The Board’s recommendations on both the initial and revised offers were entirely consistent with the fairness opinion of the Independent Financial Advisor (“IFA”), KPMG Corporate Finance. In respect of the revised offer, the Board was also guided by the IFA’s comments that it should not rely solely on the fairness opinion and that other factors relevant to the differing perspectives of shareholders with short-term and medium to long-term investment horizons should also be taken into account.

•	Enhanced Offer a result of Board’s actions. The Board had recommended to shareholders to reject the initial offer. The value of the offer to shareholders has subsequently been enhanced by the revised offer. In view of this enhanced offer, the Board changed its recommendation and recommended that shareholders with a short-term investment horizon accept the offer and shareholders with a medium to long-term investment horizon reject the offer.

The Board would like to reiterate that it has consistently sought to fulfil its role to act independently and in the best interest of all shareholders.

Responsibility Statement

The directors of PacNet (including those who may have delegated detailed supervision of this release) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this release are fair and accurate and that no material facts have been omitted from this release, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, the Revised Offer Announcement and the Offer to Purchase), the sole responsibility of the directors of PacNet has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this release.

Media and Analyst Contacts:

Singapore (Media)

Ivan Tan
Weber Shandwick
Direct Tel: +65 6825 8027
Mobile: +65 96359765
Email: itan@webershandwick.com

Singapore (Investors and Analysts)

Mervin Wang
Investor Relations
Direct Tel: +65 6771 0780
Mobile: +65 97986077
Email: investor@pacific.net.sg
URL: www.pacnet.com/investor

US (Media and Analysts)

Alan Katz
Cubitt Jacobs & Prosek
Tel: +1 (212) 279 3115 (ext. 211)
Email: alan@cjpcom.com

Editor’s Notes:

About Pacific Internet Limited

Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.

Cautionary Statement

Statements made in this announcement with respect to PacNet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of PacNet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where PacNet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) PacNet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which PacNet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. PacNet assumes no obligation to update any such statements.